Exhibit 4.7

ENGINE MEDIA HOLDINGS, INC.

(formerly Torque Esports Corp.)

Management’s Discussion and Analysis

For the three months ended

November 30, 2020 and 2019

(Expressed in United States Dollars)

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Introduction

The following Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Engine Media Holdings, Inc. for the three months ended November 30, 2020 and 2019 and should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes. The words “we”, “our”, “us”, “Company”, and “Engine Media” refer to Engine Media Holdings, Inc. and its subsidiaries and/or the management and employees of the Company (as the context may require).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain “forward-looking information” and “forward-looking statements” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;

●	our ability to successfully execute our business plan;

●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;

●	expectations regarding existing products and plans to develop, implement or adopt new technology or products;

●	expectations regarding the successful integration of recent acquisitions of WinView, Inc. (“WinView”) and Frankly Inc. (“Frankly”);

●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;

●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;

●	requirements for additional capital and future financing options;

●	the risks inherent in international operations;

●	marketing plans;

●	our ability to compete with our competitors and their technologies;

●	our reliance on key executives and the ability to attract and retain qualified personnel;

●	the availability of intellectual property protection for the Company’s products, and our ability to expand and exploit our intellectual property;

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Cautionary Note Regarding Forward-Looking Statements (cont’d)

●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;

●	the completion of and our use of the proceeds of any offering; and

●	other expectations of the Company.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

●	that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate;

●	assumptions and uncertainties related to the expected size of the esports market and other markets for the Company’s products and the acceptance of the Company’s product in existing and new markets;

●	our ability to generate new sales and market demand for our products;

●	our ability to continue to attract and retain qualified personnel;

●	our ability to protect our intellectual property and to expand and exploit our intellectual property;

●	the successful execution of our business plan;

●	the availability of additional capital; and

●	general economic and financial market conditions.

Forward-looking statements contained in this MD&A are based on the assumptions described in this MD&A. Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors, both known and unknown, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to:

●	liquidity concerns and future financings;

●	execution of business plan;

●	the integration of recent acquisitions such as WinView, Frankly, and UMG Media Ltd. (“UMG”);

●	the management of growth;

●	reduced cash reserves from future operating losses;

●	failure to compete successfully in various markets;

●	the development of high-quality products;

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Cautionary Note Regarding Forward-Looking Statements (cont’d)

●	rapid technological changes;

●	proprietary protection and intellectual property disputes;

●	transmission of user data;

●	data collection risk;

●	mobile gaming and the free-to-play business model;

●	the condition of the global economy;

●	risks inherent in foreign/international operations;

●	changing governmental regulations;

●	COVID-19 related risks; and

●	those risks discussed in this MD&A under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.

A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

We qualify all the forward-looking statements contained in this MD&A by reference herein and therein by the foregoing cautionary statements.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Corporate Profile

Engine Media is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include (i) a market leading video gaming competition platform – UMG; (ii) a skills-based mobile engagement platform for traditional sports and esports – WinView; (iii) a data intelligence platform – Stream Hatchet S.L. (“Stream Hatchet”); (iv) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in world - Frankly; and (v) a development studio that’s dedicated to making the best racing games for mobile – Eden Games. The Company is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GAME”. It is also dual listed in the United States on the OTCQB market under the symbol “MLLLF”. The registered head office of the Company is 77 King Street, West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8.

Businesses of Engine

Engine is a multi-platform media group leading the charge in esports, news streaming and gaming. Following the completion of the transformational acquisition of each of Frankly and WinView, the Company now offers a unique combination of esports content, streaming technology, gaming platforms, data analytics and intellectual property.

Engine is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. Following the Frankly and WinView acquisitions, Engine clients include more than 1,200 television, print and radio brands including CNN, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch, and Ubisoft; and has connectivity into hundreds of millions of homes around the world through content, distribution, and technology.

Eden Games

Eden Games S.A. (“Eden Games”) is a game developer with market-leading competency in building mobile racing games. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from 3rd parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. This is a service that no other publisher or esports operator owns in-house. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Businesses of Engine (cont’d)

Stream Hatchet (cont’d)

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations, video game producers, and advertising agencies. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space.

UMG

The Company acquired UMG on December 31, 2019. UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly-owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

●	Live tournaments
●	Online contests
●	Casino esports operations
●	Creation and distribution of original content
●	Esports tournament operations through its proprietary tournament management app

Frankly and WinView Acquisition

On May 8, 2020, the Company completed a business combination with Frankly and WinView. It is expected that the transaction will place Engine at the forefront of esports, news streaming and sports gaming across multiple media platforms. The completion of the Frankly and WinView acquisition has resulted in a company with a unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property.

Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a ground-breaking online video platform for Live, Video-on-Demand (“VOD”) and Live-to-VOD workflows, a full-featured content management system with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, Frankly has been positioned to help video producers take full advantage of the growing market in addressable advertising.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Businesses of Engine (cont’d)

WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV. WinView is a leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView also holds the foundational patents on the synchronized second screen experience.

Disposition of Motorsport Group

In November 2020, the Company sold IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third-party investment group based in the UK. As a result, Engine is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. While reducing its cost base, Engine will maintain the ability to work with the Motorsports Group. Engine will continue to support racing as a category through its competitive gaming platform, UMG, as it expands relationships across the entire esports sector as the leading destination for tournament play. For the three-month period ended November 30, 2020, the Motorsport Group had revenue of approximately $90,934 and a net loss of $950,215. As part of the disposition of the Motorsport Group, Engine Media reorganized its leadership team by moving to a single CEO role under Lou Schwartz, with Tom Rogers remaining Executive Chairman.

Market Opportunity

Video gaming is one of the largest and fastest growing markets in the entertainment sector, with an estimated 2.6 billion gamers globally with esports being the major source of growth. Esports is a term that comprises a diverse offering of competitive electronic games that gamers play against each other. One of the biggest differences between esports and video games of old is the community and spectator nature of esports, whereby competitive play against another person, either one-on-one or in teams, this is a central feature of esports. Since players play against each other online, a global network of players and viewers has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the entertainment value of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market.

The expanded reach of broadband service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has become so popular that many high schools and colleges now offer programs to support students’ interest in esports, as well as tournaments and scholarships. The best-known esports teams are receiving marquee sponsorships and are being purchased or invested in by a range of financial and strategic partners. The highest profile esports gamers have significant online audiences as they stream themselves playing against other players online and potentially can generate millions of dollars in sponsorship money and affiliate fees from their online streaming channels. It is projected that by 2023, approximately 650 million people will be watching esports globally. Most major professional esports events and a wide range of amateur esports events are broadcast live via streaming services, including Twitch.tv, Youtube.com and Facebook Gaming.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Strategy for Growth

Engine Media generates revenue through a combination of (i) direct-to-consumer fees (subscription, rake, advertising and sponsorship, and merchandise sales); (ii) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (iii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. These media and gaming publishers engage over one hundred (100) million monthly active users. Leveraging these relationships to efficiently create awareness for our gaming competition platform, where players and fans can play, watch and engage with other members of the esports community, is key to our long-term growth strategy.

Impact of the Global COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. We anticipate that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

The fact that our business has increasingly shifted to digital channels, we have increased flexibility as we navigate through the uncertain environment and near-term implications of the COVID-19 pandemic. The impact of the pandemic on our business has been mixed thus far. While we have seen some increase in demand for our digital products and services, this demand has been more than offset by reduction in spending by our customers.

In an effort to protect the health and safety of our employees, the majority of our workforce is currently working from home and we have placed restrictions on non-essential business travel. We have implemented business continuity plans and have increased support and resources to enable our employees to work remotely and thus far our business has been able to operate with minimal disruption.

The global COVID-19 pandemic remains a rapidly evolving situation. We will continue to actively monitor the developments of the pandemic and may take further actions that could alter our business operations as may be required by federal, state, local, or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on our business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, our reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

We continue to monitor economic conditions, including the impact of COVID-19 pandemic, that may unfavorably affect our businesses, such as deteriorating consumer demand, delays in development, pricing pressure on our products, credit quality of our receivables, and foreign currency exchange rates.

Senior Management Team

Engine Media has a deep and cohesive executive management team with diverse skillsets and unparalleled understanding of the gaming industry. This experience provides a powerful competitive edge against our competitors, as it enables our team to anticipate patterns before they become trends, to identify influential shifts as they develop and to adjust strategy accordingly.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Presentation of financial information

Unless otherwise specified within, financial results, including historical comparatives, contained in this MD&A are based on Engine Media’s audited consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, amounts are in U.S. dollars and percentage changes are calculated using whole numbers.

Results from operations

Selected quarterly information

Period ended November 30,	Note	2020	2019

Operating results
Total revenues		$7,466,391	$808,248
Total expenses		11,801,022	6,867,775
Total net loss from continuing operations		(4,370,287)	(6,024,427)
Total net loss from discontinued operations		(1,629,146)	(2,026,764)
Total net loss		(5,999,433)	(8,051,191)
Comprehensive loss		(5,865,588)	(8,559,044)

Loss per share – Continuing operations
Basic and diluted loss per share		$(0.57)	$(36.59)
Loss per share – Discontinued operations
Basic and diluted loss per share		$(0.21)	$(12.31)

As at period November 30,	Note	2020	2019

Financial position
Total assets		$47,362,028	$53,415,477
Total liabilities		52,573,212	53,152,185
Working capital deficiency	(i)	(25,244,691)	(29,663,546)
Total debt	(ii)	23,943,680	20,334,966

Other metrics
Debt to total assets	(iii)	51%	38%

(i)	Working capital deficiency is defined as total current assets less total current liabilities.
(ii)	Total debt is defined as the aggregate total of convertible debt, line of credit, promissory notes, long-term debt and lease obligations.
(iii)	Debt to total assets is calculated as total debt divided by total assets.

The comparison between the three months ended November 30, 2020 and 2019 is impacted significantly by the acquisitions of UMG on December 31, 2019 and Frankly and WinView on May 8, 2020. See discussion below.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations (cont’d)

Revenue

For the period November 30,	2020	2019	Increase (decrease)
	$	$	$

Games development	499,955	532,861	(32,906)
Sponsorship, tournament and event income	49,832	264	49,568
Platform revenue	1,436,997	141,282	1,295,715
Advertising revenue	5,122,090	-	5,122,090
Professional services	357,517	133,841	223,676
	7,466,391	808,248	6,658,143

●	Games development revenue decrease of $32,908 was due a short delay in new contract activations.

●	Sponsorship, tournament and event income increase of $49,568 was due to the inclusion of UMG and WinView during the period.

●	Platform revenue increase of $1,295,715 was due to the inclusion of post-acquisition revenue from Frankly.

●	Advertising revenue increase of $5,122,090 was due to post-acquisition revenue from Frankly.

●	Professional services revenue increase of $223,676 was due to post-acquisition revenue from Frankly.

Expenses

For the period November 30,	2020	2019	Increase (decrease)
	$	$	$

Salaries and wages	3,777,476	1,127,160	2,650,316
Consulting	895,952	500,650	395,302
Professional fees	685,852	336,030	349,822
Revenue sharing expense	4,491,427	-	4,491,427
Sponsorships and tournaments	364,229	-	364,229
Advertising and promotion	859,826	1,124,345	(264,519)
Office and general	705,819	280,284	425,535
Technology expenses	580,854	13,350	567,504
Amortization and depreciation	1,416,140	591,191	824,949
Share-based payments	1,088,638	11,114	1,077,524
Interest expense	408,089	274,477	133,612
(Gain) loss on foreign exchange	(37,249)	170,325	(207,574)
Change in fair value of warrant liability	(4,759,776)	1,634,324	(6,394,100)
Change in fair value of convertible debt	1,323,745	804,525	519,220
	11,801,022	6,867,775	4,933,247

●	Salaries and wages increase of $2,650,316 was due to post acquisition salary and wages of Frankly, WinView and UMG.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations (cont’d)

Expenses (cont’d)

●	Consulting increase of $395,302 was due to costs relating to the acquisition activities of the group and taking up the post-acquisition costs of Frankly, WinView and UMG.

●	Professional fees increase of $349,822 was due to post acquisition professional fees of Frankly, WinView and UMG.

●	Revenue sharing increase of $4,491,427 was due to post acquisition revenue sharing of Frankly related to advertising revenue.

●	Sponsorships and tournaments increase of $364,229 was due to post acquisition costs of UMG.

●	Advertising and promotion decrease of $264,519 was due to more focused PR activity for the quarter.

●	Office and general expense increase of $425,535 was due to post acquisition costs of Frankly, WinView and UMG.

●	Technology expenses increase of $567,504 was due to post acquisition costs of Frankly, WinView and UMG.

●	Amortization and depreciation increase of $824,949 was mainly due to amortization of intangibles from the acquisition of Frankly, WinView and UMG.

●	Share-based payments expense increase of $1,077,524 was due to the amount of $550,896 issued to the former Co-CEO’s as part of severance connected to the sale of the Motorsport Group and also due to the issuance of grants to key management and directors and officers.

●	Interest expense increase of $133,612 was due to the issuance of convertible debentures over the last two quarters as well as assumption of debt with the acquisitions of Frankly, WinView and UMG.

●	Loss on foreign exchange decrease of $207,574 was due to fluctuations in currency exchange rates.

●	Change in fair value of warrant liability decrease of $6,394,100 was due primarily to the decrease in the share price of the Company during the quarter ended November 30, 2020.

●	Change in fair value of convertible debt increase of $519,220 was due to a increase in the fair value of our convertible debt.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations (cont’d)

Other items

For the period November 30,	2020	2019	Increase (decrease)
	$	$	$

Share of net loss of associate	66,686	-	66,686
Discontinued Operations - Loss on disposal of Motorsports	(678,931)	-	(678,931)
Discontinued Operations - Motorsports Group	(950,215)	(2,026,764)	1,076,549
Net loss attributable to non-controlling interest	31,030	35,100	(4,070)
Foreign currency translation differences	133,845	(507,853)	641,698

●	The net loss of associate relates to a 20.48% interest in One Up that was acquired in August 2020. One Up is an early-stage company which expects losses to continue as it seeks to grow its revenues.

●	The discontinued operations of the Motorsports Group relate to assets sold in November 2020.

●	The minority interest in net loss decrease of $4,070 was not significant.

●	Foreign currency translation differences increase of $641,698 was due to fluctuations in trading foreign currencies against the US dollar.

Segmented analysis

For the three-month period ended November 30, 2020:

	E-Sports	Media and Advertising	Corporate and Other	2020 Total
	$	$	$	$
Revenue
External sales	762,941	6,703,450	-	7,466,391

Results
Segment loss	(2,697,438)	(1,392,595)	-	(4,090,033)

Central administration costs	-	-	3,309,789	3,309,789
Other gains and losses	(2,352)	(3,693)	(3,467,236)	(3,473,281)
Finance costs	59,571	186,990	161,529	408,090
Loss before tax	(2,754,657)	(1,575,892)	(4,082)	(4,334,631)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(66,686)	(66,686)
Discontinued operations	(950,215)	-	(678,931)	(1,629,146)
Non-controlling interest in net loss	-	-	31,030	31,030
Net loss	(3,704,872)	(1,575,892)	(718,669)	(5,999,433)

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations (cont’d)

Segmented analysis (cont’d)

For the three-month period ended November 30, 2019:

	E-Sports	Media and Advertising	Corporate and Other	2019 Total
	$	$	$	$
Revenue
External sales	807,983	-	265	808,248

Results
Segment loss	(889,819)	-	265	(889,554)

Central administration costs	-	-	2,286,322	2,286,322
Other gains and losses	1,371	-	2,607,803	2,609,174
Finance costs	1,880	-	272,597	274,477
Loss before tax	(893,070)	-	(5,166,457)	(6,059,527)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	(2,026,764)	-	-	(2,026,764)
Non-controlling interest in net loss	-	-	35,100	35,100
Net loss	(2,919,834)	-	(5,131,357)	(8,051,191)

●	E-Sports net loss for the period ended November 30, 2020 was $3,704,872 in comparison to $2,919,834 for the period ended November 30, 2019. The increase of $785,038 was primarily due to post acquisition activities of UMG and WinView.

●	Media and Advertising net loss for the period ended November 30, 2020 was $1,575,892 in comparison to $nil for the period ended November 30, 2019. This was due to addition on May 8, 2020 of Frankly, Inc. to the group resulting in the creation of a new segment.

●	Corporate and Other net loss for the period ended November 30, 2020 was $718,669 in comparison to $5,131,357 for the year period ended November 30, 2019. The decrease of $4,412,688 was primarily due to Other gains and losses which includes change in value of warrant liability and convertible debt.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Results from operations (cont’d)

Other selected quarterly information

		From continuing operations
Three-month period ended	Total revenue	Total loss	Basic and diluted loss per share	Total assets
	$	$	$	$
November 30, 2020	7,466,391	(4,370,287)	(0.57)	47,362,028
August 31, 2020	7,024,238	(8,661,786)	(1.15)	53,415,477
May 31, 2020	2,089,323	(10,380,228)	(3.22)	42,747,189
February 29, 2020	623,994	(1,413,392)	(2.91)	12,664,332
November 30, 2019	808,248	(6,024,427)	(36.59)	8,555,893
August 31, 2019	206,129	(8,839,957)	(59.95)	10,685,697
May 31, 2019	800,121	(1,760,375)	(11.99)	13,144,665
February 28, 2019	1,544,789	(1,320,041)	(8.99)	13,731,836

Quarterly revenues declined from the quarter ended February 28, 2019 compared to the quarter ended May 31, 2019 primarily due to a decline in revenue for Eden Games. Quarterly revenues increased from the quarter ended February 29, 2020 compared to the quarter ended May 31, 2020 and increased further in the quarters ended August 31, 2020 and November 30, 2020 primarily due to inclusion of the revenues of Frankly for 18 days after the May 8, 2020 acquisition and for the full quarter for the quarters ended August 31 and November 30, 2020.

The total loss was larger in the quarters ended August 31, 2019, November 30, 2019 and May 31, 2020 primarily due to one-time charges for impairments. In the quarter ended August 31, 2019, the Company recorded a goodwill charge of $5.9 million related to the Eden Games business, and the Company also had change in fair value of convertible debt of $1.5 million. In the quarter ended November 30, 2019, the change in value of the warrant and convertible debt added $2.4 million to the loss and promotion for the World’s Fastest Gamer and other advertising was a $2.8 million increase. For the quarter ended May 31, 2020, the change in warrant liability added $7.0 million to the loss. For the quarter ended August 31, 2020, an impairment on investments and advances of $2.6 million and changes in the fair value of warrant liability and convertible debt of $1.3 million added to the quarterly loss. For the quarter ended November 30, 2020, the change in fair value of the warrant liability and convertible debt reduced the quarterly loss by $3.4 million

Liquidity and capital resources

Liquidity and cash management

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to reduce its monthly operating cash outflow and secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the ability of the Company to continue to raise financing, and ultimately the achievement of profitable operations.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Liquidity and capital resources (cont’d)

Liquidity and cash management (cont’d)

As at November 30, 2020, the Company had a cash balance of $2,726,563 (August 31, 2020: $5,243,278) and current liabilities of $35,915,254 (August 31, 2020: $41,839,019). This represents a working capital deficiency of $25,244,691 (August 31, 2019: deficiency of $29,663,546) which is comprised of current assets less current liabilities. The working capital deficiency at November 30, 2020 includes a warrant liability of $10,246,146 which will not be settled in cash. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $78,093,595 as at November 30, 2020 (August 31, 2020: cumulative deficit of $72,094,162).

Following the acquisitions of Frankly and WinView on May 8, 2020, the Company undertook a strategic review of the business. As a result of this review, on November 3, 2020, the Company divested its Motorsports Group. This divestiture reduced accounts payable and accrued liabilities by $0.9 million and will substantially reduce the Company’s monthly cash outflow, The Company also made targeted spending cuts to further reduce the monthly cash outflow. In January 2021, the Company completed convertible debenture settlements of an aggregate principal amount of $10,726,393 of its convertible debentures in exchange for the issuance of 1,430,186 units at a deemed price of $7.50 per unit, with each such unit consisting of a common share and three-quarters (3/4) of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15 per share for a period of three years.

In January 2021, the Company closed on the issuance of 2,371,747 units (the “Units”) for gross proceeds of $17,788,105 of a non-brokered private placement. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of US$15.00 per share for a period of 3 years (see Subsequent events). The proceeds of the offering will be allocated to marketing and advertising of the Company’s product offerings, product development initiatives for UMG, WinView and Stream Hatchet, and general working capital purposes.

The Company believes that, based upon current business conditions and plans, the private placement gross proceeds of $17.8 million will provide sufficient liquidity for the Company to operate through at least its fiscal year end of August 31, 2021. The Company has plans to raise additional funds. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, our ability to raise additional funds through financing, those related to consumer demand and acceptance of our products and services, our ability to collect payments as they become due, achieving our internal forecasts and objectives, the economic conditions of the United States and abroad. These risk factors are described in Risks and uncertainties section of this MD&A.

Capital management framework

The Company considers its capital to be its shareholders’ equity. As at November 30, 2020, the Company had shareholders’ equity (deficiency) of $(5,397,539) (August 31, 2020: shareholders’ equity of $45,907).

The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, using lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financing

Capital management framework (cont’d)

There have been no changes to management’s approach to managing its capital for the period ended November 30, 2020.

The proceeds of the financings disclosed below were intended to be used primarily for working capital and future operating needs. The proceeds received have been used primarily for those purposes.

Equity

During the three months ended November 30, 2020, the Company issued 66,666 common shares upon vesting of an equal number of RSUs, issued 36,666 common shares in connection with conversion of convertible debt, and issued 7,166 common shares in connection with the exercise of warrants.

Debt

Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2020 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of November 30, 2020, interest of $83,581 has been accrued (August 31, 2020 – $83,435).

The Company, through its Frankly subsidiary, has promissory notes with one party for $200,000 (August 31, 2020 – two parties for $400,000). The notes are unsecured, bear interest at 12%, and are currently due. As of November 30, 2020, interest of $7,161 has been accrued (August 31, 2020 – $14,423).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of November 30, 2020, $985,671 was due under the note (August 31, 2020 – $1,527,582). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of November 30, 2020, interest of $79,263 has been accrued on this note (August 31, 2020 – $63,612).

The Company, through its UMG subsidiary, has two promissory notes outstanding as at November 30, 2020 in the amount of $117,350 (August 31, 2020 – $112,168), representing principal and accrued interest. The larger note has an outstanding balance of principal and accrued interest at November 30, 2020 of $78,177 (August 31, 2020 – $75,492), has an interest rate of 12% and is currently due.

As of November 30, 2020, the Company, through its UMG subsidiary, has a balance of $330,000 (August 31, 2020 – $330,000) due to a former UMG shareholder. This balance was the remaining cash due for the purchase of UMG Events LLC (subsidiary of UMG Media Ltd.), is currently due, and was non-interest bearing until the due date. As of November 30, 2020, interest of $15,074 has been accrued on this note (August 31, 2020 – $nil).

Paycheck Protection Program (“PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company has applied for and expects to receive forgiveness of all amounts due under the Notes.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Debt (cont’d)

Paycheck Protection Program (“PPP”) loans (cont’d)

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. However, no principal payments are due until the SBA determines whether to forgive the amounts The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As at August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020.

Frankly line of credit

On January 7, 2020, the Company’s Frankly Media LLC subsidiary (“Frankly Media”) entered an agreement with an arm’s length lender, EB Acquisition Company, LLC (the “Lender”), whereby the Lender agreed, subject to the terms and conditions thereof, to provide Frankly Media with a revolving term line of credit in the principal amount of up to $5 million (the “EB Loan”).

The EB Loan had a one-year term, extendable for a second year upon the mutual agreement of Lender and Frankly Media; and is secured by a security interest in Frankly Media’s assets, as well as a guarantee by the Company, secured against the Company’s assets. The EB loan was amended in December 2020 and January 2021. Interest on outstanding balances of the EB Loan accrues at a rate of 10% per annum. The proceeds of the EB Loan were used to supplement Frankly Media’s general working capital.

The carrying value of the line of credit as at November 30, 2020 is $4,979,877 (August 31, 2020 – $4,919,507).

Convertible debentures

The continuity of convertible debt for the three months ended November 30, 2020 and 2019, is as follows:

	2019 Series	2020 Series	Total
	$	$	$

Balance, August 31, 2019	12,532,723	-	12,532,723
Conversion - common shares issued	(617,248)	-	(617,248)
Conversion - warrants issued	(611,085)	-	(611,085)
Interest expense	155,553	-	155,553
Effect of foreign exchange	6,393	-	6,393
Change in fair value	804,525	-	804,525
Balance, November 30, 2019	12,270,861	-	12,270,861

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Debt (cont’d)

Convertible debentures (cont’d)

	2019 Series	2020 Series	Total
	$	$	$

Balance, August 31, 2020	2,121,869	8,671,590	10,793,459
Issuances	-	4,282,477	4,282,477
Conversion - common shares issued	(164,343)	-	(164,343)
Conversion - warrants issued	(140,880)	-	(140,880)
Interest expense	19,001	137,775	156,776
Accrued interest on conversion	(14,792)	-	(14,792)
Effect of foreign exchange	17,152	-	17,152
Change in fair value	370,969	952,776	1,323,745
Balance, November 30, 2020	2,208,976	14,044,618	16,253,594

During the three months ended November 30, 2020, convertible debentures with a principal amount of CAD$275,000 (2019 – CAD$1,328,000) were converted into 36,666 units (2019 – 177,067), and as a result, the Company issued 36,666 common shares and 36,666 warrants (2019 – 177,067 common shares and 177,067 warrants). The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions:

Share price of CAD$11.65 (2019 – CAD$29.85); term of 1.90 years (2019 – 2.68 and 2.77); conversion price and warrant exercise price of CAD$7.50 (2019 – CAD$7.50); interest rate of 6% (2019 – 6%); expected volatility of 179% (2019 – 150%); risk-free interest rate of 0.25% (2019 – 1.47%); exchange rate of 0.7651 (2019 – 0.7599); and an expected dividend yield of 0% (2019 – 0%). The fair value assigned to these convertible debentures was $305,223 (2019 – $1,228,333).

This value was split between common shares and warrants as $164,343 (2019 – $617,248) and $140,880 (2019 – $611,085), respectively.

During the three months ended November 30, 2020, 2020 Series convertible debentures with a principal amount of $2,901,393 were issued for gross proceeds of $2,901,393. In addition, in November 2020, $2,000,000 of convertible debentures from the Company’s standby convertible debenture facility were issued along with 224,719 warrants for gross proceeds of $2,000,000. Of the gross proceeds of $2,000,000, $1,381,084 was allocated to the convertible debt and $618,916 was allocated to the 224,719 warrants issued. The total fair value recorded to convertible debt for issuances above amounted to $4,282,477.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Debt (cont’d)

Convertible debentures (cont’d)

2019 Series

As at November 30, 2020, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	November 30, 2020 (CA$)	August 31, 2020 (CA$)

Share price	8.80	11.65
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	1.60 - 1.69	1.85 - 1.94
Interest rate	6%	6%
Expected volatility	200.00%	179.00%
Risk-free interest rate	0.23%	0.25%
Exchange rate	0.7717	0.7651
Expected dividend yield	0%	0%

2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) US$11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at US$7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above US$30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Debt (cont’d)

Convertible debentures (cont’d)

Series One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

As at November 30, 2020, the fair value of the 2020 Series and 2020 Series One Up convertible debentures was estimated using the binomial lattice model with the below assumptions:

	2020 Series 30-Nov-20 (US$)	2020 Series 31-Aug-20 (US$)

Share price	6.77	8.92
Conversion price	7.50 - 9.50	7.50 - 9.50
Warrant exercise price	15.00	15.00

Term, in years	1.72 - 1.97	1.97 - 1.98
Interest rate	5% and 10%	5% and 10%
Expected volatility	200.00%	200.00%
Risk-free interest rate	0.15% - 0.16%	0.14%
Expected dividend yield	0%	0%

$8,000,000 Standby Debenture Facility

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except the following: (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units. In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Commitments and contingencies

Royalty expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil for the three months ended November 30, 2020 and 2019.

Consulting contracts

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay to certain employees of Eden Games, nine months’ severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds specified amounts, a bonus shall be paid up to a maximum of £100,000 ($121,561) on an annual basis.

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provides for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company. The purchase agreement included the requirement of $1.2 million to be advanced against the purchase price. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the failure to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Ontario seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports are seeking US$20,000,000 in damages. The Company will defend itself vigorously in this proceeding.

On January 21, 2021, eight former shareholders of WinView filed a Complaint in Delaware Chancery Court against four WinView directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of WinView to Engine. The relief sought includes rescission of the sale of WinView to Engine and compensatory damages. The Company does not believe that the action has any merit and neither the Company nor WinView have been named as parties to this action. Under the March 9, 2020 Business Combination Agreement pursuant to which the Company acquired WinView, the Company agreed to indemnify WinView’s directors for any claims arising out of their service as directors for WinView.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Discontinued operations

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group have been presented as a discontinued operation.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Discontinued operations (cont’d)

Consideration transferred for the Motorsport Group was as follows:

The net assets of the Motorsport Group as at the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Restricted cash	-
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable and accrued liabilities	931,020
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

The operating results and net cash flows of the Motorsport Group for the three months ended November 30, 2020 and 2019 are presented as discontinued operations as follows:

Three-month period ended November 30,	2020	2019
	$	$
Revenues
Advertising revenue	90,934	-

Operating expenses
Salaries and wages	212,546	73,593
Consulting	267,933	27,036
Professional fees	22,681	38,309
Sponsorships and tournaments	203,637	1,828,587
Advertising and promotion	1,740	9,583
Office and general	7,374	55,503
Technology expenses	86,590	32
Amortization and depreciation	201,335	1,615
Share-based payments	-	-
Interest expense	572	(56)
(Gain) loss on foreign exchange	36,741	(7,438)
Net loss from discontinued operations	(950,215)	(2,026,764)

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Discontinued operations (cont’d)

Three-month period ended November 30,	2020	2019
	$	$

Net cash provided by (used in) operating activities	(92,527)	(107,399)
Disposal of Motorsports	24,348	-
Change in cash	(68,179)	(107,399)
Cash, beginning of period	68,304	79,553
Cash, end of period	125	(27,846)

Financial instruments and financial risk management

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. The principal financial risks are managed by the Company’s finance department, within Board approved policies and guidelines. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As at November 30, 2020 one customer (August 31, 2020 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (August 31, 2020 – one) accounted for 19% of the Company’s accounts and other receivables balance as at November 30, 2020 (August 31, 2020 – 13%). During the three months ended November 30, 2020, one (2019 – three) customers represented 58% (2019 – 50%) of total revenue.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Credit risk (cont’d)

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as at November 30, 2020:

	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	2,580,912	1,140,837	659,502	1,657,922	6,039,173
Allowance for doubtful accounts	1,500	1,500	-	870,038	873,038
% Allowance	0%	0%	0%	52%	14%

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	3-5 years
	$	$	$

Accounts payable and accrued liabilities	17,378,824	-	-
Players liability account	340,911	-	-
Lease obligation	189,874	337,634	-
Line of credit	4,979,877	-	-
Long-term debt	97,871	66,730	-
Promissory notes payable	2,018,100	-	-
Convertible debt	-	16,253,594	-

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bear interest at fixed rates.

Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros and GBP, as well as debt denominated in Canadian dollars.

Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Carrying value at November 30, 2020	FVTPL – mandatorily measured	FVOCI – mandatorily measured	FVOCI – designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	2,726,563
Restricted cash	-	-	-	340,911
Accounts and other receivables	-	-	-	5,222,659
Government remittances	-	-	-	1,021,425
	-	-	-	9,311,558

Carrying value at November 30, 2020	FVTPL – mandatorily measured	FVTPL – designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	17,378,824
Players liability account	-	-	340,911
Line of credit	-	-	4,979,877
Long-term debt	-	-	164,601
Promissory notes payable	-	-	2,018,100
Deferred purchase consideration	-	-	-
Convertible debt	-	16,253,594	-
	-	16,253,594	24,882,313

Carrying value at August 31, 2020	FVTPL – mandatorily measured	FVOCI – mandatorily measured	FVOCI – designated	Amortized cost
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	-	-	5,243,278
Restricted cash	-	-	-	388,587
Accounts and other receivables	-	-	-	3,845,890
Government remittances	-	-	-	1,125,912
	-	-	-	10,603,667

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

Carrying value at August 31, 2020	FVTPL – mandatorily measured	FVTPL – designated	Amortized cost
	$	$	$

Financial liabilities:
Accounts payable and accrued liabilities	-	-	17,144,346
Players liability account	-	-	388,587
Line of credit	-	-	4,919,507
Long-term debt	-	-	230,932
Promissory notes payable	-	-	3,818,920
Deferred purchase consideration	-	-	333,503
Convertible debt	-	10,793,459	-
	-	10,793,459	26,835,795

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as at November 30, 2020
	$	$	$	$

Convertible debt	-	-	16,253,594	16,253,594
	-	-	16,253,594	16,253,594

	Level 1	Level 2	Level 3	Fair value as at August 31, 2020
	$	$	$	$

Convertible debt	-	-	10,793,459	10,793,459
	-	-	10,793,459	10,793,459

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Financial instruments and financial risk management (cont’d)

Fair value hierarchy (cont’d)

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique and inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value
Convertible debt	The fair value of the convertible debentures as at November 30, 2020 has been calculated using a binomial lattice methodology.

Key observable inputs

Share price (USD $6.77)

Risk-free interest rate (0.15% to 0.16%)

Dividend yield (0%)

Key unobservable inputs

Credit spread (10.71% to 10.73%)

Discount for lack of marketability (35%)

The estimated fair value would increase (decrease) if:

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marketability was lower (higher)

Convertible debt	The fair value of the convertible debentures as at August 31, 2020 has been calculated using a binomial lattice methodology.	Key observable inputs Share price (USD $8.92) Risk-free interest rate (0.14%) Dividend yield (0%) Key unobservable inputs Credit spread (18.35%) Discount for lack of marketability (47%)

The estimated fair value would increase (decrease) if:

The share price was higher (lower)

The risk-free interest rate was higher (lower)

The dividend yield was lower (higher)

The credit spread was lower (higher)

The discount for lack of marketability was lower (higher)

There has been no change to the valuation technique during the year. There were no transfers between Levels 1, 2 and 3 during the year.

Off-balance sheet arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Related party transactions and balances

Related party transactions policy

Our Board of Directors has adopted a policy that describes the procedures used to process, evaluate, and if necessary, disclose transactions between the Company and its directors, officers, or greater than 5% beneficial owners. We review any transaction or series of transactions in which any related parson has a direct or indirect interest. Once a transaction has been identified, senior management and the audit committee will review the transaction and ensure appropriate disclosure in the Company’s interim financial statements and interim management’s discussion and analysis.

Key management transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management for the three months ended November 30 includes the following:

Three-month period ended November 30,	2020	2019
	$	$

Total compensation paid to key management	534,738	106,670
Share based payments	895,814	7,209

Total compensation paid to key management is recorded in consulting fees, salaries and wages and share based payments in the consolidated statement of loss and comprehensive loss for the three months ended November 30, 2020 and 2019. Of the 322,547 RSUs granted in the three months ended November 30, 2020, 75,944 were severance compensation to a former officer. As these RSUs were issued as severance compensation, the grant date fair value of CAD$713,874 ($550,896) was recognized as share based payments expense on the grant date.

Amounts due to related parties as at November 30, 2020 with respect to the above fees were $72,000 (August 31, 2020 – $275,502). The amounts due to related parties are recorded within accounts payable and accrued liabilities on the consolidated statement of loss and comprehensive loss. These amounts are unsecured, non-interest bearing and due on demand.

Changes in accounting policies

Certain pronouncements have been issued by the IASB that are not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company’s interim condensed consolidated financial statements upon adoption.

Risks and uncertainties

Liquidity concerns and future financings

Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing as and when needed in the future to execute our business plan and future operations. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. It may be difficult or impossible for us to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that we pay to service future debt incurred by us and affect our ability to fund ongoing operations.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Liquidity concerns and future financings (cont’d)

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our business plan

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If our business plan is more costly than we anticipate or we have significant cost overruns, certain products and development activities may be delayed or eliminated or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

We have acquired businesses, personnel and technologies in the past and we expect to continue to pursue acquisitions, such as the completed acquisitions of Frankly, WinView, UMG, Eden Games, Stream Hatchet and other investments that are complementary to our existing business and expanding our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the esports industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

Management of growth

We have grown rapidly since our inception and we plan to continue to grow at a rapid pace. This growth has put significant demands on our processes, systems and personnel. We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Managing our growth will require significant expenditures and allocation of valuable management resources. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

We may continue to have reduced cash reserves

We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses, and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Competition

Our potential failure to compete successfully in the various markets we participate in could have a material adverse effect on our business, financial condition and results of operations. The market for the various types of product and service offerings we provide is very competitive and rapidly changing. We face competition from other esports businesses, many of which are larger and better funded than us. There can be no guarantee that our current and future competitors will not develop similar or superior services to our products and services which may render us uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm our business.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet are much larger and more well- established markets and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms, our business model may no longer be viable.

The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, we must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that we accurately predict consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, we may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render our technologies, products or services obsolete or cause us to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect our revenue. There can be no assurance that we can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies, or if we fail to obtain the necessary licenses for the provision of services using these new technologies, we may lose market share, and our results of operations would be adversely affected.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Proprietary protection and intellectual property disputes

Protection of our trade secrets, copyrights, trademarks, domain names and other product rights are important to our success. We protect our intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of our proprietary technologies are currently unpatented nor have we made any applications for such intellectual property registrations and we have no present intention to do so in the near future. As such, the current steps that it takes to protect our intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

Should we decide to register our intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that we will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in us being unable to successfully prevent our competitors from imitating our solutions or using some or all of our processes. Even if patents and other registered intellectual property rights were to be issued to us, our intellectual property rights may not be sufficiently comprehensive to prevent our competitors from developing similar competitive products and technologies.

With our acquisition of WinView, we acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to us and we intend to further develop and protect it and our technologies. Litigation may be necessary to enforce our intellectual property rights. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, our intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. We are taking further steps to enforce the intellectual property rights of patents in the WinView portfolio. In connection with that process, we are reviewing and restructuring, as appropriate, the terms of agreements with third parties we have retained in connection with such enforcement and may retain other additional parties to assist us in the enforcement process. Among the goals of such review and restructuring is to increase the upside participation in potential future patent revenues.

We may also face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and former employers of our personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, we may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify our software and features, or develop substitutes. We have already had communication from trademark trolls in this respect. Currently management believes these are not a quantifiable business risk.

In addition, we use open source software in our games and we expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Transmission of user data

In connection with our operations, we transmit and store data. We are subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that we collect. Our efforts to protect the personal information of our users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors.

In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data, our users’ data, our partners’ data or our clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of our terms of service or policies could damage our reputation and brands and diminish our competitive position.

Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on our prospects, businesses, financial condition or results of operations.

Data collection risks

We partially rely on data captured by Stream Hatchet for our revenues and for assessing the performance of some of our brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits its ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If we increase our reliance on the free-to-play model, we may be exposed to increased risk. For example, we may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case our revenues from those products likely will be lower than anticipated and we may not recover our development costs. Further, if: (1) we fail to offer monetization features that appeal to our consumers; (2) these consumers do not continue to play our free-to-play games or purchase virtual items at the same rate; (3) our platform providers make it more difficult or expensive for players to purchase our virtual currency; or (4) we cannot encourage significant additional consumers to purchase virtual items in our free-to-play games, our business may be negatively impacted.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Retention and acquisition of new CMS platform customers

Our financial performance and operations are dependent in part on retaining our current CMS platform customers and acquiring new CMS platform customers. We currently serve a large number of customers with our CMS platform and a typical customer contract runs for multiple years. However, we compete with the other technology providers in the market and increasing competition may affect our ability to retain current and acquire new customers. Any number of factors could potentially negatively affect our customer retention or acquisition. For example, a current customer may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features. Other factors that affect our ability to retain or acquire new CMS platform customers include:

●	customers increasingly use competing products or services;
●	we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;
●	we are unable to continue to develop new products and services that work with a variety of mobile operating systems and networks and/or that have a high level of market acceptance;
●	there are changes in customer preference;
●	there is consolidation or vertical integration of our customers;
●	there are changes in customer sentiment about the quality or usefulness of our products and services;
●	there are adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
●	technical or other problems prevent us from delivering our products in a rapid and reliable manner;
●	we fail to provide adequate customer service to our customers; or
●	we, our software developers, or other companies in our industry are the subject of adverse media reports or other negative publicity.

Exposure to advertising marketplace

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, which is dependent on available advertising inventory and market demand and prices for such inventory. A decline in available supply of advertising inventory, general demand for advertising inventory and general economic conditions may materially and adversely affect our advertising revenue.

A significant portion of our projected revenue is generated from the sale of national and local online advertising inventory, the majority of which we sell on an automated basis through real-time bidding. We also sell a small portion of our inventory to premium direct advertising customers to whom we provide guaranteed advertisement inventory. Our advertising revenue is dependent on the amount of advertising inventory that is available to us to sell and market demand and prices for such inventory.

The amount of advertising inventory available for us to sell is affected by many variables including but not limited to:

●	the negotiated amount of inventory we receive from our current CMS customers;
●	the amount of additional inventory our current CMS customers permit us to sell on their behalf;
●	our ability to acquire inventory to sell on behalf of parties that are not customers of our CMS;
●	the amount of inventory available on our owned and operated properties;
●	the amount of end-user traffic to our customers’ and our online properties; and
●	the specific type of advertising to be sold, such as display, video or mobile advertising.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Exposure to advertising marketplace (cont’d)

While we endeavor to maximize the amount of inventory we are able to sell, some of the foregoing variables, and by extension the amount of inventory we may sell, are affected by market forces and other contingencies that we do not control.

The other principal component of gross advertising revenue is the price at which advertising inventory may be sold. To a large extent, the prices we can achieve for our advertising inventory are a product of the market supply and demand, which may vary based on several factors including ad size, ad type, geographic region and time of year. At a macro level, advertising spending is also sensitive to overall economic conditions, and our advertising revenues will be adversely affected if advertisers respond to weak and uncertain economic conditions, for example as a result of disruptions from COVID-19, by reducing their budgets or changing their spending patterns. There are limitations on the amount that we can compensate for fluctuations in the prevailing market prices for advertising inventory. Any reduction in spending by existing or potential advertisers and a decline in available advertising inventory or demand for such inventory would negatively affect our advertising revenue and could affect our ability to grow our advertising customer base.

Global economy

Our business is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for our products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of our business and operations is conducted in foreign jurisdictions, including the United States, Spain and France. As such, our business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which our business is conducted. Our operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct or will conduct our business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, our activities in foreign jurisdictions could be substantially affected by factors beyond our control, any of which could have a material adverse effect on our business. We believe that our management is sufficiently experienced to manage these risks.

Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede our growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavorable changes in regulations and laws could decrease demand for our events, online offering and merchandise, increase our cost of doing business or otherwise have a material adverse effect on our reputation, popularity, results of operations and financial condition.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Risks and uncertainties (cont’d)

Emerging diseases, like COVID-19, may adversely affect our operations, our suppliers, or our customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect our operations, our suppliers, or our customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

●	worsen economic conditions, which could negatively impact access to capital;
●	reduce consumer spending;
●	limit our employees from travelling which could affect the execution of our business plan given the Company is multi- jurisdictional; or
●	result in governmental regulation adversely impacting our business all of which could have a material adverse effect on our business, financial condition and results of operations, which could be rapid and unexpected.

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Subsequent events

The Company has evaluated subsequent events from the statement of financial position date through February 1, 2021, the date at which the interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transactions described below.

Amendment of credit facility

In December 2020, the Company amended the $5,000,000 revolving term line of credit (“EB Loan”). In connection with the amendment, the maturity date of the EB Loan was extended from January 5, 2021 until January 5, 2022. Additionally, the Company guaranteed the obligations under the EB Loan and has granted a security interest in favor of the Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the Lender an aggregate of 6,666 common shares in the capital of the Company at a deemed price per share equal to $5.77 and an amendment fee of $100,000 which forms part of the outstanding principal under the EB Loan. The Bonus Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance.

In January 2021, the Company further amended the EB loan such that in lieu of repayment of the loan due to the Company completing an equity financing of at least $15 million (see note 27(d), the $5 million principal amount of the EB loan will now be subject to a secured convertible debenture. The convertible debenture is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the convertible debenture.

Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Management’s Discussion and Analysis (Expressed in United States Dollars)

Subsequent events (cont’d)

Shares for debt transaction

In December 2020, the Company settled outstanding debt of CAD$294,000 with two arm’s length creditors by issuing 40,000 common shares of the Company at a deemed price of CAD$7.35 per share. The amount of indebtedness represents an outstanding balance of consulting fees and expense reimbursement owed to former consultants to the Company.

Retirement of convertible debentures in exchange for issuance of common shares and warrants

In January 2021, the Company completed convertible debenture settlements of an aggregate principal amount of $10,726,393 of its convertible debentures in exchange for the issuance of 1,430,186 units at a deemed price of $7.50 per unit, with each such unit consisting of a common share and three-quarters (3/4) of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15 per share for a period of three years.

Included in the debt settlements was the $3,000,000 convertible debenture that was issued in connection with the Company’s acquisition of a 20% equity interest in One Up LLC.

Issuance of Units for $17.8 million of gross proceeds

In January 2021, the Company closed on the issuance of 2,371,747 units (the “Units”) for gross proceeds of $17,788,105 of a non-brokered private placement. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of US$15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least US$30,000,000, and (iii) the closing price of the common shares on NASDAQ is US$30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the Warrants to the 30th day after the date written notice is provided to the holders.

The proceeds of the offering will be allocated to marketing and advertising of the Company’s product offerings, product development initiatives for UMG, WinView and Stream Hatchet, and general working capital purposes.

The Company paid cash commissions to eligible finders under the offering totaling $490,641 and also issued the following securities as partial payment of commissions to finders: 49,700 Units; and 114,987 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

All securities issued under the Offering are subject to a hold period of four months and one day from the closing.

Additional information

This MD&A, as well as additional information regarding Engine Media, has been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed through SEDAR’s website at www.sedar.com.

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